UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

ALLISON TRANSMISSION HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-35456	26-0414014
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Allison Way, Indianapolis, Indiana	46222
(Address of principal executive offices)	(Zip Code)

Eric C. Scroggins

Vice President — General Counsel and Secretary

Allison Transmission Holdings, Inc.

One Allison Way

Indianapolis, IN 46222

(317) 242-5000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Allison Transmission Holdings, Inc. (the “Company”) performed a reasonable country of origin inquiry (“RCOI”), of its global supply chain of direct ferrous, metallic, and electrical component suppliers regarding whether its necessary gold, tantalum, tin and tungsten (“conflict minerals”) originated from the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”). Most of the responses the Company received indicated that the conflict minerals in the suppliers’ components and materials either did not originate from a Covered Country, were not necessary to the functionality of the components and materials or the source country was undeterminable. Further information regarding the Company’s RCOI is included in the Company’s Conflict Minerals Report, which is attached hereto as Exhibit 1.01.

During its RCOI, the Company was not able to determine whether its necessary conflict minerals may have originated from the Covered Countries and may not have come from recycled or scrap sources. As such, the Company proceeded to exercise due diligence on the source and chain of custody of the conflict minerals. The Conflict Minerals Report includes a discussion of the due diligence procedures performed and the disclosures required by the Securities and Exchange Commission.

The Company has disclosed a copy of its Conflict Minerals Report on its website at www.allisontransmission.com.

Item 1.02 Exhibit

The Company’s Conflict Minerals Report is filed herewith as Exhibit 1.01.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 31, 2018	ALLISON TRANSMISSION HOLDINGS, INC.

	By:	/s/ Eric C. Scroggins
		Name:	Eric C. Scroggins
		Title:	Vice President, General Counsel and Secretary